UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited, dated September 19, 2014, announcing that Tor Olav Trøim has decided not to stand for re-election to the Board of Directors.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)
Dated: September 19, 2014
By:  /s/ Georgina Sousa
      Georgina Sousa
       Secretary

EXHIBIT 99.1

SDRL – Changes to the Board of Directors

Hamilton, Bermuda, September 19, 2014 – Seadrill Limited ("Seadrill" or "the Company") announces today that Tor Olav Trøim has decided not to stand for re-election to the Board of Directors in order to focus his efforts on developing Golar LNG.

The Board would like to thank Mr Trøim for his many years of service and role in developing Seadrill into the world's leading offshore drilling contractor.

John Fredriksen, Chairman of the Board of Directors comments, "I consider my stake in Seadrill a long term investment and investors can rest assured that no divestment is considered for the foreseeable future.  The Board has gone to great lengths to build a strong and independent management team and we are pleased with the results of our efforts.  The team we have in place has a long history with the company and brings the energy and leadership required to drive results going forward. Although the market currently is challenging, the long term fundamentals of the offshore drilling business are well intact.  I look forward to many years of growth and profitability with this world-class organization."

 This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.